AUSTERLITZ ACQUISITION CORPORATION I

1701 Village Center Circle

Las Vegas, NV 89134

August 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549-3561

Re:	Austerlitz Acquisition Corporation I

Registration Statement on Form S-4

Filed June 24, 2021

File No. 333-257367

Ladies and Gentlemen:

Austerlitz Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 24, 2021, and was amended on August 12, 2021, September 10, 2021 and September 28, 2021.

The Registration Statement was filed in connection with that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of May 10, 2021, by and among the Company, Wave Merger Sub Limited and Wynn Interactive Ltd. The reason for this withdrawal is that the Business Combination Agreement was terminated effective as of November 11, 2021. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. Since the Registration Statement was not declared effective by the Commission, no securities were sold or will be sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company also requests in accordance with Rule 457(p) of the Securities Act of 1933, as amended, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Alexander D. Lynch at (212) 310-8971 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours, AUSTERLITZ ACQUISITION CORPORATION I

		By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: General Counsel and Corporate Secretary

cc:	Alexander D. Lynch
Weil, Gotshal & Manges LLP